UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): August 28, 2019

VidAngel, Inc.
(Exact name of issuer as specified in its charter)

Delaware	46-5217451
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

295 W Center Str.
Provo, Utah 84601
(Full mailing address of principal executive offices)

(760) 933-8437
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:
Class B Nonvoting Common Stock

ITEM 9. OTHER EVENTS

Petition for Bankruptcy

On October 18, 2017, VidAngel, Inc. (the “Company”) filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Utah (the “Court”), case number 17-29073 (the “Case”).

Furthermore, on August 23, 2019, the Company entered into a stipulated agreement with certain creditors, directing the United States Trustee to appoint a chapter 11 trustee in the Case. On August 28, 2019, the court entered an order approving the appointment of George B. Hofmann as the chapter 11 trustee.

The Company will provide additional information as it becomes available in accordance with its reporting obligations under Tier 2 of Regulation A.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VidAngel, Inc.

Dated: September 3, 2019	By:	/s/ Neal S. Harmon
Neal S. Harmon
Chief Executive Officer